

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

Thomas Li
Chief Executive Officer
Tactical Services, Inc.
Unit 1104, 11/F, Crawford House
70 Queen's Road Central
Central, Hong Kong

> **Re: Tactical Services, Inc.**
> **Current Report on Form 8-K**
> **Filed October 25, 2017**
> **File No. 333-182566**

Dear Li:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. It appears from Section 2.01 of the Asset Acquisition Agreement filed as Exhibit 10.01 that the Inventors, Messrs. Thomas Li and Nathan Xian, operated a business wherein the transferred assets were acquired and/or developed. Tell us your consideration of whether or not the registrant is succeeding to a predecessor as defined by Rule 12b-2 of the Exchange Act Rules. Tell us your consideration of whether financial statements of such a predecessor entity should be included pursuant to Item 13 of Form 10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to accounting issues. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436,

Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications